TED TIMMERMANS Vice President Controller and Chief Accounting Officer 918/573-3437 918/573-4054 fax ted.timmermans@williams.com	One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000

November 22, 2011

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Williams Companies, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-04174

Dear Ms. Thompson:

With respect to your letter dated November 18, 2011, regarding your review of our filing, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to my conversation today with Ms. Sondra Snyder, I am writing to request additional time to provide our responses. Due primarily to holiday schedules of certain key individuals, I would appreciate an extension for our response until no later than December 19, 2011.

Thank you for your consideration.

Sincerely,
/s/ Ted Timmermans
Ted Timmermans
Vice President Controller and Chief Accounting Officer